Exhibit 99.2

TRX Gold Corporation

Audited Consolidated Financial Statements

For the years ended

August 31, 2025 and 2024

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of TRX Gold Corporation (the “Company”) were prepared by management in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The material accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stephen Mullowney”	“Michael P. Leonard”
Stephen Mullowney	Michael P. Leonard
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2025. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded the Company’s ICFR was effective as at August 31, 2025.

The effectiveness of the Company’s ICFR as at August 31, 2025 has been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as stated in their report appearing herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 1, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT

Evaluation of capitalized stripping costs incurred during production

As discussed in Note 4 c) of the financial statements, management applies significant judgement to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset. As disclosed in Note 8, capitalized striping costs were $4,839,000 for the year ended August 31, 2025.

We identified the evaluation of capitalized stripping costs incurred during production as a critical audit matter due to the materiality of the balance as well as complexity of the estimates made by management. Auditing these estimates required a high degree of auditor subjectivity in applying audit procedures to evaluate the magnitude of costs incurred and the activity to which the costs relate and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The procedures we performed to address this critical audit matter included the following, among others:
	•	Evaluated the effectiveness of the Company’s controls over managements’ assessment and evaluation of capitalized stripping costs incurred during production;
	•	Evaluated the professional qualifications, knowledge and ability of the persons responsible for preparing the mine plan and determining the strip ratio reflected in the updated mine plan;
	•	Evaluated management’s forecast process by comparing with actual results;
	•	Assessed the reasonability of strip ratio and performed sensitivity analysis for change in strip ratio;
	•	Tested production costs to assess reasonability of capitalized stripping costs relating to production;
	•	Assessed the allocation of production costs between capitalized stripping costs and inventories; and
	•	Ensured key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

December 1, 2025

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the “Company”), as of August 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2025 of the Company and our report dated December 1, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

December 1, 2025

TRX Gold Corporation

Consolidated Statements of Financial Position

(Expressed in Thousands of US Dollars)

	Note	August 31, 2025	August 31, 2024
Assets
Current assets
Cash		$7,770	$8,331
Amounts receivable	5	3,818	1,958
Prepayments and other assets	6	1,237	1,246
Inventories	7	13,018	6,249
Total current assets		25,843	17,784
Other long-term assets	5	3,916	3,259
Mineral property, plant and equipment	8	87,493	77,817
Total assets		$117,252	$98,860
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$18,164	$15,545
Income tax payable		753	1,411
Current portion of deferred revenue	10	3,408	1,653
Current portion of lease liabilities	11	1,201	401
Derivative financial instrument liabilities	12	1,011	2,273
Total current liabilities		24,537	21,283
Lease liabilities	11	1,606	942
Deferred income tax liability	9	15,670	9,505
Provision for reclamation	13	1,151	1,091
Total liabilities		42,964	32,821
Equity
Share capital	15	168,001	165,945
Share-based payments reserve	16	8,778	9,151
Warrants reserve	17	1,700	1,700
Accumulated deficit		(121,206)	(121,893)
Equity attributable to shareholders		57,273	54,903
Non-controlling interest	18	17,015	11,136
Total equity		74,288	66,039
Total equity and liabilities		$117,252	$98,860

Approved by the Board of Directors, original signed by:

Stephen Mullowney, Chief Executive Officer	Michael P. Leonard, Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

8

TRX Gold Corporation

Consolidated Statements of Income and Comprehensive Income

(Expressed in Thousands of US Dollars, except per share amounts)

		For the year ended August 31,
	Note	2025	2024
Revenue	24	$57,613	$41,158

Cost of sales
Production costs		(25,873)	(17,940)
Royalty		(4,011)	(3,094)
Depreciation		(3,791)	(2,195)
Total cost of sales		(33,675)	(23,229)
Gross profit		23,938	17,929
General and administrative expenses	20	(7,952)	(6,889)
Change in fair value of derivative financial instruments	12	1,262	1,023
Foreign exchange (losses) gains		(431)	284
Interest and other expenses	21	(2,360)	(2,011)
Income before tax		14,457	10,336
Income tax expense	9	(7,891)	(6,826)
Net income and comprehensive income		$6,566	$3,510
Net income (loss) and comprehensive income (loss) attributable to:
Shareholders	14	$687	$(470)
Non-controlling interest	18	5,879	3,980
Net income and comprehensive income		$6,566	$3,510
Earnings (loss) per share attributable to shareholders
Basic and diluted earnings (loss) per share	14	$0.00	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

9

TRX Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interest	Total equity

Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 16)	2,565,419	1,129	(1,121)	—	—	8	—	8
Share-based compensation expense (Note 16)	—	—	2,018	—	—	2,018	—	2,018
Witholding tax impact on share-based payments	—	—	(553)	—	—	(553)	—	(553)
Net (loss) income for the year	—	—	—	—	(470)	(470)	3,980	3,510
Balance at August 31, 2024	280,190,736	$165,945	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 16)	4,671,159	2,056	(2,056)	—	—	—	—	—
Share-based compensation expense (Note 16)	—	—	2,461	—	—	2,461	—	2,461
Witholding tax impact on share-based payments	—	—	(778)	—	—	(778)	—	(778)
Net income for the year	—	—	—	—	687	687	5,879	6,566
Balance at August 31, 2025	284,861,895	$168,001	$8,778	$1,700	$(121,206)	$57,273	$17,015	$74,288

The accompanying notes are an integral part of these consolidated financial statements.

10

TRX Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in Thousands of US Dollars)

		For the year ended August 31,
	Note	2025	2024

Operating
Net income		$6,566	$3,510
Adjustments for items not involving cash:
Non-cash items	26	14,610	9,126
Changes in non-cash working capital:
Increase (decrease) in amounts receivable		(1,387)	184
Increase in inventories		(5,570)	(929)
(Increase) decrease in prepaid and other assets		(484)	217
Increase in amounts payable and accrued liabilities		3,312	2,819
(Decrease) increase in income tax payable		(767)	389
Cash provided by operating activities		$16,280	$15,316

Investing
Exploration and evaluation assets and expenditures		$(913)	$(417)
Purchase of mineral property, plant and equipment		(12,789)	(13,261)
Increase in other long-term assets		(657)	(311)
Cash used in investing activities		$(14,359)	$(13,989)

Financing
Financing costs paid		$(475)	$—
Withholding taxes on settlement of share-based payments		(778)	(553)
Lease payments	11	(1,229)	(72)
Cash used in financing activities		$(2,482)	$(625)

Net (decrease) increase in cash		$(561)	$702
Cash at beginning of the year		8,331	7,629
Cash at end of the year		$7,770	$8,331

Taxes paid in cash	9	$994	$1,218
Interest paid on leases	11	$351	$3

The accompanying notes are an integral part of these consolidated financial statements.

11

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia) (“Continuance”). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

Subsequent to the Continuance, the Company’s registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to continue the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors of the Company on November 26, 2025.

b)	Basis of presentation and measurement

All amounts in these consolidated financial statements are presented in United States dollars and rounded to the nearest thousand unless otherwise stated. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars. These consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 23.

3.	Material accounting policies

a)	Basis of consolidation

The consolidated financial statements are prepared by consolidating the financial statements of the Company and its subsidiaries as defined in IFRS 10, Consolidated Financial Statements. The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

12

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The material subsidiaries whose financial information is consolidated in these financial statements of the Company include:

	Country of	Ownership interest as at August 31,
	incorporation	2025	2024
TRX Gold Tanzania Limited	Tanzania	100%	100%
Tancan Mining Co. Limited	Tanzania	100%	100%
Buckreef Gold Company Ltd.	Tanzania	55%	55%

In preparing the consolidated financial statements, all inter-company balances and transactions between entities in the group, including any unrealized profits or losses, have been eliminated.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the fair value of net assets acquired at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the business combination. Total comprehensive profit or loss is attributed to non- controlling interests even if this results in non-controlling interests having a deficit balance.

b)	Functional and presentation currency

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of all entities within the group is the USD, which is also the Company’s presentation currency.

Foreign currency transactions are translated into the functional currency at exchange rates prevailing at the transaction date. Foreign currency monetary items are translated at period-end exchange rates. Differences arising on settlement of foreign currency transactions or translation of monetary items are recognized in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are treated in line with the recognition of the change in fair value of such an item.

c)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts which are repayable on demand and form an integral part of an entity’s cash management are included as a component of cash and cash equivalents in the statements of cash flows.

d)	Inventories

Inventories include ore stockpile, gold in-circuit, gold doré and supplies inventory. The value of production inventories includes direct production costs, mine-site overheads, depreciation on property, plant and equipment used in the production process, and depreciation of capitalized stripping costs and mineral properties, incurred to bring the inventory to their current point in the processing cycle. General and administrative costs not related to production are excluded from inventories. Inventories are carried at the lower of cost and net realizable value (“NRV”). NRV is determined with reference to estimated selling prices, less estimated costs of completion and selling costs. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

13

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

•	Ore stockpile represents unprocessed ore that has been mined and is available for future processing. Ore stockpile is measured by estimating the recoverable ounces of gold added and removed from the stockpile through physical surveys, assay data and an estimated metallurgical recovery rate. Costs are added to ore stockpile based on current mining costs and are removed at the average cost per ounce of gold in the stockpile.
•	Gold in-circuit represents material that is currently being processed to extract the gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. Gold in-circuit is carried at the average of the beginning inventory and the cost of ore material fed into the processing plant plus in-circuit conversion costs.
•	Gold doré represents saleable gold in the form of doré bars that have been poured. Included in the costs are the costs of mining and processing activities, including mine-site overheads and depreciation.
•	Supplies inventories include equipment parts and other consumables required in the mining and processing activities and are valued at the lower of average cost and net realizable value. Provision for obsolescence is determined by reference to specific inventory items identified.

e)	Mineral property, plant and equipment

Mineral property, plant and equipment (“PP&E”) are carried at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of PP&E consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss in the period in which they occur.

Depreciation

PP&E are depreciated over their useful lives commencing from the time the respective asset is ready for use. The Company uses the units-of-production method (“UOP") or straight-line basis according to the pattern in which the asset’s future economic benefits are expected to be consumed. The UOP method results in a depreciation charge based on the ounces of gold produced in a period as a portion of estimated total recoverable ounces of gold considered probable of economic extraction based on the current life-of-mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction.

14

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

Depreciation for each class of PP&E is calculated using the following method:

Class of PP&E	Method	Years
Machinery and equipment	Straight-line	3 – 10 years
Automotive	Straight-line	3 – 5 years
Computer equipment and software	Straight-line	3 – 8 years
Leasehold improvements	Straight-line	5 years
Right-of-use assets	Straight-line	2 – 8 years
Processing plant and related infrastructure	UOP	n/a
Mineral properties	UOP	n/a

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s PP&E and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

An item of PP&E is derecognized upon disposal, when classified as held for sale or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the net proceeds from disposal, if any, and the carrying amount of the asset, is recognized in profit or loss.

i)	Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as “Construction in progress”. Costs incurred on properties in the development stage are included in the carrying amount of “Construction in progress”. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized.

Construction in progress assets are not depreciated until they are completed and available for use.

Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to PP&E. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

•	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
•	A reasonable period of testing of the mine plant and equipment has been completed;
•	A predetermined percentage of design capacity of the mine and mill has been reached; and
•	Required production levels, grades and recoveries have been achieved.

When a mine development project moves into the commercial production stage, the capitalization of mine development costs ceases and subsequent costs incurred are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, or mineable reserve development. It is also at this point that depreciation commences.

15

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

ii)	Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Capitalized stripping costs are depleted using the UOP method based on contained ounces of gold mined as a portion of total contained ounces of gold mineable from an open pit based on the current LOM plan.

iii)	Exploration and evaluation expenditures

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. If a property is abandoned, sold or impaired, an appropriate charge will be made to the income statement at the date of such impairment.

The Company reviews the carrying value of capitalized exploration and evaluation expenditures when events or changes in circumstances indicate that the carrying value may not be recoverable.

Examples of such events or changes in circumstances are as follows:

•	The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
•	Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If the carrying value exceeds fair value, the property will be written down to fair value with an impairment charge to the income statement in the period of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Once economic viability has been determined for a property and a decision to proceed with development has been approved, exploration and evaluation expenditures previously capitalized are first tested for impairment and then classified as mineral properties.

16

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

f)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its PP&E to determine whether there is an indication that those assets may be impaired. If any such indicators exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where an asset does not generate cash flows independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years.

g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in net profit within the consolidated statement of income and comprehensive income in the period in which they are incurred.

h)	Leases

At the commencement date of a lease, the Company recognizes a lease liability, which is the discounted value of future lease payments using the lease-specific incremental borrowing rate, and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). The Company separately recognizes interest expense on the lease liability and depreciation expense on the right-of-use asset.

The Company recognizes right-of-use assets at the value of the corresponding lease liability, adjusted for any accrued and prepaid lease payments, and less any impairment provisions. Right-of-use assets are capitalized at the commencement date of the lease and comprise of the initial lease liability and initial direct costs incurred by the Company when entering into the lease less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term of the underlying asset or the useful life of the underlying asset if the lessee will exercise a purchase option. Cash flows relating to the reduction of lease liabilities have been presented as cash used in financing activities.

The Company has also elected to classify leases which end within 12 months of the date of initial application as short term leases. The lease payments associated with such leases are recognized as an expense in the income statement.

17

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

i)	Decommissioning, restoration and similar liabilities

The Company recognizes provisions for legal and constructive obligations, including those associated with the reclamation of PP&E, when there is a present obligation as a result of exploration, development and production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal or constructive obligation. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using UOP. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the discount rate and amount or timing of the underlying cash flows required to settle the obligation. Future restoration costs are reviewed at each reporting period.

j)	Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Current income tax is calculated on the basis of the law enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred income tax

Deferred income tax is recognized in accordance with the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements at the end of each reporting period. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and losses can be utilized except:

•	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

18

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized, or the liability is settled based on tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k)	Financial instruments

i)	Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The Company determines the classification of its financial assets at initial recognition.

a.	FVTPL

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net profit or loss.

b.	Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as FVTPL: (i) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows, and (ii) the asset’s contractual cash flows represent “solely payments of principal and interest”.

A provision is recorded when the estimated recoverable amount of the financial asset is lower than its carrying amount. At each reporting period, the Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

c.	Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing its financial assets.

ii)	Derivative warrant liabilities

Share warrants (not including compensation warrants) are considered a derivative as they are not indexed solely to the Company’s own stock.

During the year ended August 31, 2021, the Company issued convertible debentures with detachable warrants for the Company’s common shares. The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants were initially recognized at fair value and subsequently measured at FVTPL.

19

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company uses the Black-Scholes Option Pricing Model to estimate their fair values at each reporting date.

iii)	Agent warrants and financing warrants

Warrants issued to agents in connection with equity financing are recorded at fair value and charged to share issuance costs associated with the offering with an offsetting credit to warrants reserve within shareholders’ equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of common shares and the excess, if any, allocated to warrants.

iv)	Gold zero-cost collars

On initial recognition, gold zero-cost collars are designated as derivative financial instruments and measured at FVTPL. Gold zero-cost collars are initially recognized at fair value and subsequently measured at FVTPL.

Transaction costs associated with financial instruments carried at FVTPL are expensed as incurred while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

The Company has classified and measured its financial instruments as described below:

•	Amounts receivable and amounts payable and accrued liabilities are classified as and measured at amortized cost; and
•	Cash, derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as FVTPL.

l)	Share-based payments

Share-based payment transactions

The Company has a number of equity-settled share-based compensation plans under which the Company’s directors, employees and consultants receive a portion of their remuneration in the form of equity instruments for services rendered. In certain cases, the Company settles statutory withholding tax obligations in cash, based on the value of the Company’s common shares, when vested equity instruments are settled.

Where the value of goods or services received by the Company in exchange for equity instruments issued cannot be specifically measured, they are measured at fair value of the equity instrument granted. The Company’s share-based compensation plans are comprised of the following:

i)	Stock options

Share-based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting period up to the vesting date. On exercise of the vested options, shares are issued from treasury.

20

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The grant-date fair value of stock options is estimated using the Black-Scholes Option Pricing Model and expensed on a straight-line basis using the graded vesting method over the vesting period. The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share-based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

ii)	Restricted share units (“RSUs”)

Each RSU has a value equal to one TRX Gold common share. RSUs generally vest in common shares of the Company. The after-tax value of the award is settled by issuance of common shares from treasury upon vesting.

The grant-date fair value of RSUs is measured using the market value of the underlying shares at the date of grant and expensed on a straight-line basis using the graded vesting method over the vesting period as a component of general and administrative expenses and cost of sales, depending on the grantee.

m)	Revenue recognition

Revenue consists of proceeds received or expected to be received for the Company’s principal products, gold and silver doré. Revenue is recognized when control of gold and silver passes to the buyer and when collectability is reasonably assured. Control passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer. Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold. Gold and silver doré produced from Buckreef is sold at the prevailing spot market price based on London Fix Prices depending on the sales contract.

In addition to selling refined bullion at spot, the Company has a doré purchase agreement in place with a financial institution. Under the agreement, the Company has the option to sell up to 100% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. The Company has entered into an agreement with a third-party refiner and customer whereby the Company has provided irrevocable instructions to the refiner to transfer to the customer the refined ounces upon final processing outturn. Revenue is recognized when the Company delivers doré to the refiner and when payment of the purchase price for the purchased doré or bullion has been made in full by the customer. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the customer and the product has been effectively delivered to the customer with no further involvement required of the Company.

21

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

In June 2025, the Company entered into a Gold Sale and Purchase Agreement with the Bank of Tanzania (“BOT”) to allocate at least 20% of gold production for domestic smelting, refining, and trading within the country at market prices for an initial period of thirty-six months. Under the agreement, the Company provisionally sells and receives proceeds from 95% of the gold and silver contained in doré bars prior to completion of refining by the Tanzania refiner designated by the BOT. The remaining 5% of gold and silver contained in doré bars is sold upon final processing outturn. The selling price is fixed at the original date of sale. Differences between provisional sales and final sales amounts relate to assay differences between the Company’s estimate and final processing outturn by the refiner. Revenue is recognized when the Company delivers doré to the refiner and when payment of the purchase price for the purchased doré or bullion has been made by the BOT. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the customer and the product has been effectively delivered to the customer with no further involvement required of the Company.

n)	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding during the year includes vested common shares awards which have yet to be issued as little to no consideration is required to exercise. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding common share awards, stock options, RSUs and share purchase warrants in the weighted average number of common shares outstanding during the year, if dilutive.

o)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

p)	New accounting pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. The Company intends to adopt these standards when they become effective. Other standards and interpretations that are issued, but not yet effective, which are not expected to impact the Company have not been listed.

Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to replace IAS 1, Presentation of Financial Statement. IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently assessing the impact of the new standard.

22

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVOCI.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

4.	Material accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations and the determination of the economic viability of a project or mineral property.

a)	Exploration and evaluation assets and expenditures

The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

b)	Units-of-Production

Management estimates recoverable ounces of gold in the LOM plan in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable gold ounces of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves and measured and indicated mineral resources. Estimation of recoverable gold ounces is updated when new relevant information becomes available, and the results are prospectively applied to calculate depreciation for future periods. The Company’s units of production calculations are based on recovered ounces of gold poured.

23

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

c)	Stripping Costs in the Production Phase of a Surface Mine

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

d)	Provision for reclamation

Management assesses its mine restoration and rehabilitation provision each reporting period. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of rehabilitation activities, technological changes, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the rehabilitation asset and liability.

e)	Impairment of Non-Current Assets

Non-current assets are tested for impairment if there is an indicator of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset. Cash flows are discounted by an appropriate discount rate to determine the net present value. Management has assessed its CGUs as being all sources of mill feed through a central mill, which is the lowest level for which cash inflows are largely independent of other assets.

24

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

f)	Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related income tax assets and liabilities and the measurement of income tax expense and indirect taxes. This requires management to make estimates of future taxable profit or loss, and if actual results are significantly different than its estimates, the ability to realize any deferred tax assets or discharge deferred tax liabilities on the Company’s consolidated statement of financial position could be impacted.

g)	Valuation of share-based payments and financial instruments

The Company uses the Black-Scholes Option Pricing Model for valuation of stock options and derivative warrant liabilities. The Black-Scholes Option Pricing Model requires the input of subjective assumptions including the expected life of the instrument, expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate of the instrument and the Company’s profit or loss and equity reserves.

5.	Amounts receivable

	August 31, 2025	August 31, 2024
Receivable from precious metal sales	$20	$—
Sales tax receivable (1)	7,246	5,144
Other	468	73
Other receivable	7,734	5,217
Less: Long-term portion	(3,916)	(3,259)
Total amounts receivable	$3,818	$1,958

(1) Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long- term assets.

The Company held no collateral for any receivables. During the year ended August 31, 2025, the Company recovered $4.2 million (2024 - $3.6 million) of VAT from the TRA in cash or offsets against other taxes.

6.	Prepayments and other assets

	August 31, 2025	August 31, 2024
Prepaid expenses and deposits	$1,019	$539
Deferred financing costs	218	707
Total prepayments and other assets	$1,237	$1,246

25

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Inventories

	August 31, 2025	August 31, 2024
Ore stockpile	$9,088	$4,533
Gold in-circuit	988	837
Gold doré	11	55
Total precious metals inventories	10,087	5,425
Supplies	2,931	824
Total inventories	$13,018	$6,249

8.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure(2)	Machinery and equipment(3)	Right-of-use assets	Others(4)	Total
Cost
As at August 31, 2023	$1,864	$41,202	$23,063	$1,624	$203	$148	$68,104
Additions	417	6,809	6,885	417	1,655	44	16,227
Adjustment to reclamation provision	—	150	—	—	—	—	150
Disposals	—	—	—	—	(137)	—	(137)
As at August 31, 2024	$2,281	$48,161	$29,948	$2,041	$1,721	$192	$84,344
Additions	913	4,839	4,562	1,003	3,326	161	14,804
Adjustment to reclamation provision	—	(82)	—	—	—	—	(82)
As at August 31, 2025	$3,194	$52,918	$34,510	$3,044	$5,047	$353	$99,066
Accumulated depreciation
As at August 31, 2023	$—	$899	$2,138	$828	$119	$61	$4,045
Depreciation	—	1,977	327	239	56	20	2,619
Disposals	—	—	—	—	(137)	—	(137)
As at August 31, 2024	$—	$2,876	$2,465	$1,067	$38	$81	$6,527
Depreciation	—	3,267	458	442	858	21	5,046
As at August 31, 2025	$—	$6,143	$2,923	$1,509	$896	$102	$11,573
Net book value
As at August 31, 2024	$2,281	$45,285	$27,483	$974	$1,683	$111	$77,817
As at August 31, 2025	$3,194	$46,775	$31,587	$1,535	$4,151	$251	$87,493
(1)	Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
(2)	Includes construction in progress of $3.7 million (2024 - $2.1 million).
(3)	Includes automotive and computer equipment and software.
(4)	Includes leasehold improvements.

26

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The continuity of expenditures for exploration and evaluation asset is as follows:

Amount
As at August 31, 2023	$1,864
Exploration expenditures:
Geological consulting	4
Personnel costs	380
Trenching and drilling	31
Others	2
As at August 31, 2024	$2,281
Exploration expenditures:
Geological consulting	43
Personnel costs	459
Trenching and drilling	393
Others	18
As at August 31, 2025	$3,194

As at August 31, 2025, the Company had contractual commitments for capital expenditures of $2.2 million (2024 - $0.2 million).

9.	Income tax

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income before income taxes as a result of the following:

	For the year ended August 31,
	2025	2024
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.5%	26.5%
Statutory income tax rates applied to accounting income	$3,831	$2,739
Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	636	518
Permanent differences and other items	2,612	993
Benefit of tax losses not recognized	812	2,576
Total provision for income taxes	$7,891	$6,826

The enacted tax rates in Canada of 26.5% (2024 - 26.5%) and Tanzania of 30% (2024 - 30%) where the Company operates are applied in the tax provision calculation.

The provision for income taxes consists of the following:

	For the year ended August 31,
	2025	2024
Current income taxes	$1,726	$1,608
Deferred income taxes	6,165	5,218
Total provision for income taxes	$7,891	$6,826

During the year ended August 31, 2025, the Company settled current income taxes of $2.5 million (2024 - $1.2 million) by cash payment of $1.0 million (2024 - $1.2 million) and VAT offset of $2.5 million (2024 - $nil).

27

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2025 and 2024 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Total
At August 31, 2023	$(11,488)	$(11,488)
Charged to the consolidated statement of comprehensive income	(885)	(885)
At August 31, 2024	(12,373)	(12,373)
Charged to the consolidated statement of comprehensive income	(3,689)	(3,689)
At August 31, 2025	$(16,062)	$(16,062)

Deferred Income Tax Assets	Non-capital losses	Total
At August 31, 2023	$7,201	$7,201
Charged to the consolidated statement of comprehensive income	(4,333)	(4,333)
At August 31, 2024	2,868	2,868
Charged to the consolidated statement of comprehensive income	(2,476)	(2,476)
At August 31, 2025	$392	$392
Net deferred tax assets (liabilities)
At August 31, 2024	$(9,505)	$(9,505)
At August 31, 2025	$(15,670)	$(15,670)

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carry-forwards resulted in a deferred tax liability.

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	August 31, 2025	August 31, 2024
Non-capital losses	$97,877	$93,678
Property, plant and equipment	130	107
Financing costs	442	827
Total unrecognized temporary differences	$98,449	$94,612

28

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

At August 31, 2025, non-capital losses include $48.0 million expiring between 2026 to 2045 (2024: $48.7 million expiring between 2026 to 2044) in Canada and $48.0 million (2024: $45.0 million) with no expiry date in Tanzania that may be used to offset against future taxable income in their respective jurisdictions. The maximum amount of tax losses that a business can utilize in Tanzania is 60% (2024: 60%) of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 12% (2024: 12%) until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

At August 31, 2025, $nil (2024: $nil) was recognized as a deferred tax liability for taxes that would be payable on the unremitted earnings the Company’s subsidiaries as the Company’s subsidiaries have a deficit.

10.	Deferred revenue

In 2022, the Company entered into a prepaid Gold Doré Purchase Agreement (“OCIM Agreement”) with OCIM Metals and Mining S.A. During the year ended August 31, 2025, the Company drew $0.5 million (2024 - $2.5 million) in exchange for delivering 204 ounces of gold (2024 - 1,369 ounces of gold) under the OCIM Agreement.

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated.

The Agreement has been accounted for as a contract in accordance with IFRS 15, Revenue from Contracts with Customers. As the total amount paid up-front by OCIM and Auramet for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the OCIM Agreement and Auramet Gold Prepayment Facility contains a significant financing component (“SFC”). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand- alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

Amount
As at August 31, 2023	$1,727
Drawdown	2,500
Accretion of deferred revenue (Notes 21 and 26)	474
Revenue recognized	(3,048)
As at August 31, 2024	$1,653
Drawdown	29,731
Accretion of deferred revenue (Notes 21 and 26)	281
Revenue recognized	(28,257)
As at August 31, 2025	$3,408

As at August 31, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold for three months.

29

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

11.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities primarily comprise of leases for 16 pieces of equipment for use in Buckreef’s mining operations.

The carrying amounts of lease liabilities and movements during the year were:

Amount
As at August 31, 2023	$101
Additions	1,311
Accretion of lease liabilities (Notes 21 and 26)	3
Lease payments	(72)
As at August 31, 2024	$1,343
Additions	2,344
Accretion of lease liabilities (Notes 21 and 26)	351
Lease payments	(1,229)
Foreign exchange gain	(2)
As at August 31, 2025	$2,807

	August 31, 2025	August 31, 2024
Current portion of lease liabilities	$1,201	$401
Lease liabilities	1,606	942
Balance at end of year	$2,807	$1,343

The following amounts are recognized in the statement of income and comprehensive income:

	For the year ended August 31,
	2025	2024
Depreciation expense for right-of-use assets (Note 8)	$858	$56
Accretion of lease liabilities (Notes 21 and 26)	351	3
Total amount	$1,209	$59

As at August 31, 2025, the Company’s had the following lease commitments:

Amount
Not later than one month	$139
Later than one month and not later than three months	246
Later than three months and not later than one year	1,110
Later than one year and not later than five years	1,694
Total undiscounted lease commitments	$3,189

30

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at August 31, 2025, the carrying value of right-of-use assets amounted to $4.2 million (2024 - $1.7 million). Equipment under lease contracts are depreciated over their useful lives as the purchase price at the end of the lease term is immaterial.

12.	Derivative financial instrument liabilities

	August 31, 2025	August 31, 2024
Derivative warrant liabilities	$1,011	$2,273
Total derivative financial instrument liabilities	$1,011	$2,273

a)	Derivative warrant liabilities

Amount
As at August 31, 2023	$3,544
Change in fair value (Note 26)	(1,271)
As at August 31, 2024	$2,273
Change in fair value (Note 26)	(1,262)
As at August 31, 2025	$1,011

Derivative warrant liabilities of $1.0 million will only be settled by issuing equity of the Company.

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	August 31, 2025	August 31, 2024
Share price	$0.37	$0.39
Risk-free interest rate	3.70% - 4.01%	3.82% - 4.13%
Dividend yield	0%	0%
Expected volatility	42% - 44%	47% - 49%
Remaining term (in years)	0.5 – 1.4	1.5 – 2.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the year ended August 31, 2025 would increase or decrease by:

	August 31, 2025
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(331)	$318

31

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Gold zero-cost collars

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

During the year ended August 31, 2025, gold zero-cost collar contracts for a total of nil gold ounces (2024 – 1,200 gold ounces) expired unexercised and nil gold ounces (2024 – 1,800 gold ounces) were exercised. As at August 31, 2025 and 2024, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2025, realized losses on exercised contracts amounted to $nil (2024 - $0.2 million).

13.	Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation of the provision for reclamation is as follows:

	For the year ended August 31,
	2025	2024
Balance at beginning of year	$1,091	$833
(Decrease) increase in estimate for provision for reclamation	(240)	486
Change in discount rate	159	(336)
Accretion of provision for reclamation (Notes 21 and 26)	141	108
Total amount	$1,151	$1,091

The provision for reclamation was estimated using the following inputs and assumptions:

a)	Total undiscounted amount of future reclamation costs was estimated to be $6.9 million (2024 – $5.7 million).
b)	Risk-free rate of 14% (2024 – 15%).
c)	Inflation rate of 4% (2024 – 4%).
d)	Weighted average expected timing of cash outflows of 19 years (2024 – 17 years).

14.	Earnings (loss) per share

	For the year ended August 31,
	2025	2024
Net income (loss) attributable to shareholders	$687	$(470)
Weighted average number of common shares for basic EPS(1)	293,173,165	289,618,686
Effect of dilutive stock options, warrants, RSUs and share awards	2,104,458	—
Weighted average number of common shares for diluted EPS(1)	295,277,623	289,618,686
(1)	The weighted average number of common shares for basic and diluted EPS include the effect of 9.6 million gross number of vested, but unissued, common shares relating to common share awards and RSUs.

32

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

For the year ended August 31, 2025, the weighted average number of common shares for diluted EPS excluded 10.5 million stock options and 36.2 million warrants that were anti-dilutive for the period (2024: 15.4 million stock options, 1.5 million RSUs, and 36.2 million warrants).

15.	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares having no par value and preferred shares issuable in series (issued - nil).

16.	Share-based payments reserve

	For the year ended August 31,
	2025	2024
Balance at beginning of year	$9,151	$8,807
Share-based compensation expense	2,461	2,018
Transfer on exercise of options and other share-based awards	(2,834)	(1,674)
Balance at end of year	$8,778	$9,151

Omnibus Equity Incentive Plan

The Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019. The Omnibus Plan was subsequently updated and approved by the shareholders on February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”).

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense for the year ended August 31, 2025 totaled $2.5 million (2024: $2.0 million).

As at August 31, 2025, the Company had 6,742,580 (August 31, 2024 – 5,997,632) share awards available for issuance under the Omnibus Equity Incentive Plan.

33

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

a) Stock options

Canadian Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024 and August 31, 2023	4,986,000	CAD $0.41
Options exercised(1)	(562,000)	CAD $0.42
Balance – August 31, 2025	4,424,000	CAD $0.41

(1) The weighted average share price at the time of the option exercise was C$0.53.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options			Remaining contractual
Exercise price	Outstanding	Exercisable	Expiry date	life (years)
C$0.40	2,259,000	2,259,000	October 11, 2026	1.1
C$0.43	2,065,000	2,065,000	September 29, 2026	1.1
C$0.35	100,000	100,000	January 2, 2027	1.3
C$0.41(1)	4,424,000	4,424,000		1.1(1)

(1) Total represents weighted average.

US Dollar denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024 and August 31, 2023	10,450,000	$0.49
Options granted	2,600,000	$0.36
Options forfeited	(2,550,000)	$0.49
Balance – August 31, 2025	10,500,000	$0.45

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options		Expiry	Remaining contractual
Exercise price	Outstanding	Exercisable	date	life (years)
USD $0.50	5,500,000	4,400,000	August 17, 2027	2.0
USD $0.45	2,400,000	1,440,000	August 28, 2028	3.0
USD $0.36	2,600,000	520,000	December 24, 2029	4.3
USD $0.45(1)	10,500,000	6,360,000		2.8(1)

(1) Total represents weighted average.

34

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

The grant date fair value of options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

For the year ended August 31, 2025
Grant-date share price	$0.30
Weighted average grant-date fair value	$0.15
Exercise price	$0.36
Risk-free interest rates	4.38%
Expected life of stock options (in years)(1)	5.0
Expected volatility of share price(2)	60%
Expected dividend yield	0%

(1) The expected life of stock options granted is derived from the remaining contractual term.

(2) The Company uses historical volatility to estimate the expected volatility of the Company’s share price.

For the year ended August 31, 2025, share-based payment expenses related to stock options totaled $0.5 million (2024 – $0.7 million).

b) Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2023	3,473,077
Granted	57,432
Exercised	(2,032,124)
Balance – August 31, 2024	1,498,385
Granted	7,102,103
Forfeited	(640,074)
Exercised	(2,552,488)
Balance – August 31, 2025	5,407,926

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

For the year ended August 31, 2025, share-based payment expenses related to RSUs totaled $1.5 million (2024 - $1.0 million).

35

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2023	38,968,037	$0.68	2.8
Warrants expired	(2,777,268)	$1.50
Balance – August 31, 2024	36,190,769	$0.62	1.9
Balance – August 31, 2025	36,190,769	$0.62	0.9

As at August 31, 2025, the following warrants were outstanding:

	Number of warrants	Exercise price	Expiry date
Private placement financing warrants – February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants – February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – August 31, 2025	36,190,769	$0.62(1)

(1) Total represents weighted average.

18.	Non-controlling interest

The changes to non-controlling interest are as follows:

	For the year ended August 31,
	2025	2024
Balance at beginning of year	$11,136	$7,156
Non-controlling interest’s 45% share of Buckreef’s
comprehensive income	5,879	3,980
Balance at end of year	$17,015	$11,136

36

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

Summarized financial information for Buckreef is disclosed below:

	For the year ended August 31,
Income Statement	2025	2024
Revenue	$57,613	$40,948
Depreciation	3,791	2,195
Accretion expense	829	584
Income tax expense	7,891	6,826
Comprehensive income for the year	13,065	8,845

Statement of Financial Position	August 31, 2025	August 31, 2024
Current assets	$21,223	$11,297
Non-current assets	89,368	78,952
Current liabilities	(21,398)	(16,973)
Non-current liabilities	(18,428)	(11,528)
Advances from parent, net	(26,567)	(30,210)

	For the year ended August 31,
Statement of Cash Flows	2025	2024
Cash provided by operating activities	$20,241	$20,191
Cash used in investing activities	(14,310)	(13,813)
Cash used in financing activities	(4,896)	(6,167)

19.	Related party transactions

The Company’s key management personnel consist of its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice President, Tanzania and directors of the Company. Related parties include the key management personnel, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of key management personnel of the Company was as follows:

	For the year ended August 31,
Key management personnel	2025	2024
Remuneration	$2,228	$1,766
Share-based compensation expense	1,815	1,332
Total key management personnel	$4,043	$3,098

37

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

During the year ended August 31, 2025, the Company granted stock options and RSUs to key management personnel and directors as part of the Omnibus Equity Incentive Plan (Note 16) in the aggregate of:

a)	2.4 million stock options having a value of $0.4 million on the grant date; and
b)	4.5 million RSUs having a value of $1.3 million on the grant date.

During the year ended August 31, 2025, $0.5 million for stock options granted to key management personnel was expensed (2024 - $0.7 million) and $1.0 million for RSUs granted to directors and key management personnel was expensed (2024 - $0.4 million).

During the year ended August 31, 2025, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	Common shares vesting six months after the start date having a fair market value of $0.2 million; and
b)	Common shares on the first anniversary of the start date having a fair market value of $0.2 million.

During the year ended August 31, 2025, $0.3 million related to common share awards granted to directors and key management personnel pursuant to their employment contracts was expensed (2024 - $0.2 million).

As of August 31, 2025, 6.9 million common shares vested from share-based compensation have yet to be issued.

During the year ended August 31, 2025, Buckreef recognized expenses of $0.4 million (2024: $0.4 million) related to loans provided by its parent.

20.	General and administrative expenses

	For the year ended August 31,
	2025	2024
Directors’ fees (Note 19)	$343	$267
Insurance	231	313
Office and general	216	276
Shareholder information	675	452
Professional fees	606	600
Salaries and benefits (Note 19)	2,722	2,338
Consulting	645	614
Share-based compensation expense (Notes 16 and 19)	2,247	1,743
Travel and accommodation	193	189
Depreciation	56	65
Other	18	32
Total general and administrative expenses	$7,952	$6,889

21.	Interest and other expenses

	For the year ended August 31,
	2025	2024
Accretion of provision for reclamation (Notes 13 and 26)	$141	$108
Accretion of lease liabilities (Notes 11 and 26)	351	3
Accretion of deferred revenue (Notes 10 and 26)	281	474
Interest on borrowings	43	—
Financing costs expensed (Note 26)	968	—
VAT written-off (Notes 5 and 26)	115	581
Other	461	845
Total interest and other expenses	$2,360	$2,011

38

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Management of capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its operations, processing plant expansion, execution of its LOM plan, to obtain corporate and administrative functions necessary to support organizational functioning, and to obtain sufficient funding to further the identification and development of precious metals deposits.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out planned expansion and exploration activities and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2025. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and accumulated deficit, which as at August 31, 2025 totaled $57.3 million (2024 - $54.9 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements; however, debt and other financing alternatives may be utilized as well. For the year ended August 31, 2025, the Company obtained a credit facility for $9.0 million (Note 27). There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

23.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at August 31, 2025 and 2024:

	August 31, 2025	August 31, 2024
Financial Assets
Measured at amortized cost
Amounts receivable	$3,818	$1,958
Measured at fair value through profit or loss
Cash	7,770	8331

39

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

	August 31, 2025	August 31, 2024
Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	18,164	15,545
Measured at fair value through profit or loss
Derivative financial instrument liabilities	1,011	2,273

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable and amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at August 31, 2025 and 2024, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash balances at banks and amounts receivable. The carrying value of those accounts represent the Company’s maximum exposure to credit risk.

The Company does not have any significant credit risk exposure as cash is held with multi-national financial institutions with limited credit risk. The Company does not have significant credit risk exposure on accounts receivable as gold sales are executed with an established gold metal merchant with access to significant credit lines or the central bank of Tanzania. The majority of gold production is sold into the spot market or prepaid by the counterparty.

The Company has not recorded an impairment or allowance for credit risk as at August 31, 2025 and 2024.

40

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2025, the Company had current assets of $25.8 million, including cash of $7.8 million, and current liabilities of $24.5 million. The Company’s current assets exceeded its current liabilities by $1.3 million. Within working capital, current liabilities include $1.0 million in derivative liabilities which will only be settled by issuing equity of the Company. As at August 31, 2025, the Company also had access to a $5.0 million overdraft facility (Note 27) to support working capital requirements. Further funding may be required for working capital purposes and to finance the Company’s exploration program, process plant expansion or execution of its LOM plan.

Foreign currency risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in Canada, the United States of America and Tanzania and holds cash mainly in CAD, USD and Tanzanian Shillings (“TZS”). A significant change in the currency exchange rates between USD relative to CAD and TZS could have an effect on the Company’s results of operations, financial position or cash flows. As at August 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates.

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities are as follows:

	August 31, 2025	August 31, 2024
Monetary Assets
CAD	$499	$621
TZS	8,322	5,543

	August 31, 2025	August 31, 2024
Monetary Liabilities
CAD	$891	$893
TZS	30,555	23,172

41

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If the USD had appreciated by 10% against the CAD and TZS, monetary financial assets and financial liabilities as at August 31, 2025 and 2024 would increase or decrease by:

	August 31, 2025	August 31, 2024
Financial Assets
CAD	$(50)	$(62)
TZS	(832)	(554)
	August 31, 2025	August 31, 2024
Financial Liabilities
CAD	$89	$89
TZS	3,056	2,310

24.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	For the year ended August 31,
Revenue	2025	2024
Tanzania	$57,613	$41,158
Total revenue	$57,613	$41,158

During the year ended August 31, 2025, the Company recognized 10% or more of total revenue from two customers (2024 – one) who contributed $48.2 million (2024 – $38.1 million) and $7.1 million (2024 – $0 nil).

Non-current assets	August 31, 2025	August 31, 2024
Canada	$12	$36
Tanzania	91,397	81,040
Total non-current assets	$91,409	$81,076

42

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

25.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2025 and 2024, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at August 31, 2025 and 2024.

26.	Non-cash items

	For the year ended August 31,
	2025	2024
Depreciation	$3,847	$2,260
Change in fair value of derivative financial instruments
(Note 12)	(1,262)	(1,271)
Share-based compensation expense (Note 16)	2,461	2,026
Accretion of provision for reclamation (Notes 13 and 21)	141	108
Deferred income tax expense (Note 9)	6,165	5,218
Accretion of lease liabilities (Notes 11 and 21)	351	3
Deferred revenue (Note 10)	1,474	(548)
Accretion of deferred revenue (Notes 10 and 21)	281	474
Foreign exchange losses	69	275
VAT written-off (Notes 5 and 21)	115	581
Financing costs expensed (Note 21)	968	—
Total non-cash items	$14,610	$9,126

For the year ended August 31, 2025, a decrease in amounts payable and accrued liabilities of $1.2 million (2024 – increase of $1.2 million) was related to purchase of mineral property, plant and equipment.

43

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended August 31, 2025 and 2024

(Expressed in Thousands of US dollars, except for share and per share amounts)

27.	Borrowings

On December 5, 2024, Buckreef entered into a secured debt facility with Stanbic Bank Tanzania Limited (“Stanbic Facility”). The Stanbic Facility consists of a $5.0 million overdraft facility (“Overdraft Facility”) to support working capital requirements and $4.0 million vehicle and asset financing facility (“VAF Facility”) for purchase of machinery, equipment and vehicles for expansion of the processing plant. The Stanbic Facility is secured by all Buckreef assets, including the Special Mining License, in favour of Stanbic up to the facility limits.

The Overdraft Facility bears interest at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

The VAF Facility bears interest at the three-month Secured Overnight Financing Rate plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As at August 31, 2025, the Stanbic Facility was undrawn.

In September 2025, the credit limits under the Stanbic Facility was amended to $4.0 million for the overdraft and short-term revolving credit facility and $5.0 million for the VAF Facility.

44